

SEC MAIL PROCESSING
RECEIVED
AUG 0 3 2005
WASH, D.C.
185
SECTION



SECU[RITIES AND EXCHANGE COMM]ISSION 05043562

CM 8/3

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 49494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Finacorp Securities \ DBA California Fina group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 MacArthur Blvd #315
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Prado 949-852-6561 x 213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter Otto & Associates
(Name – *if individual, state last, first, middle name*)

1601 Dove St. Ste 200 (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 24 2005
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

8/28

OATH OR AFFIRMATION

I, Ed Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of July 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



KRISTA L. ECKERT
Commission # 1331114
Notary Public - California
Orange County
My Comm. Expires Dec 14, 2005

Notary Public

Signature

CEO / President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

COMPARATIVE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

WITH INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

TABLE OF CONTENTS

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC

INDEPENDENT AUDITORS' REPORT

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and
Tradebonds.com
Newport Beach, California

We have audited the accompanying comparative balance sheets of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (the Corporation) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that the Corporation is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of California Fina Group, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
Phone: (949) 757-0101 • COACHELLA VALLEY (760) 773-3930 • Fax (949) 757-0151 Email
walterotto@sbcglobal.net

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I - IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By:



Newport Beach, California
February 15, 2005

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Current Assets		
Cash	$ 11,921	$ 467
Accounts receivable	-	36,787
Commissions receivable	6,439	102,814
Total current assets	18,360	140,068
Property and Equipment		
Computer equipment	205,818	154,487
Office equipment	27,771	23,015
Office furniture	36,385	36,385
Less accumulated depreciation	(105,869)	(78,777)
Net property and equipment	164,105	135,110
Other Assets		
Research and development	454,981	378,476
Deposit with clearing firm	104,928	100,796
Prepaid expenses and rent deposit	14,369	35,975
Total other assets	574,278	515,247
Total assets	$ 756,743	$ 790,425
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 46,898	$ 119,131
Accrued payroll	7,644	-
Accrued taxes	3,304	2,598
Loan payable-bank	11,724	11,724
Total current liabilities	69,570	133,453
Long Term Liabilities		
Loan payable, bank	5,863	16,611
Total Liabilities	75,433	150,064
Shareholders' Equity		
Capital stock	53,897	53,897
Additional paid-in-capital	1,290,653	507,265
Retained earnings	(663,240)	79,199
Total shareholders' equity	681,310	640,361
Total liabilities and shareholders' equity	$ 756,743	$ 790,425

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue		
Commissions and fees	$ 2,444,725	$ 3,760,471
Other income	2,956	1,954
Total revenue	2,447,681	3,762,425
Operating Expenses		
Advertising	14,442	16,451
Automobile expense	19,033	8,704
Bank charges	11,359	7,555
Brokers' commissions	1,237,960	1,408,177
Consulting fees	8,750	2,543
Contributions	4,730	5,957
Depreciation	27,091	21,389
Dues and subscriptions	162,075	137,321
Equipment rental	14,817	36,581
Insurance	891	2,586
Interest expense	20,923	2,208
Miscellaneous	44,994	44,515
Office expense	25,613	22,048
Payroll taxes and employee benefits	124,443	133,437
Postage and delivery	7,694	8,021
Printing and reproduction	4,637	3,766
Professional fees	72,356	170,245
Registration fees	44,839	42,237
Rent	167,323	134,647
Repairs and maintenance	19,338	12,796
Salaries and wages	1,014,043	1,393,730
Taxes and licenses	9,980	1,673
Telephone	61,754	58,262
Travel and entertainment	70,235	56,588
Total operating expenses	3,189,320	3,731,437
Net income (loss) before provision for taxes:	(741,639)	30,988
Provision for federal income tax	-	-
Provision for state franchise tax	800	2,598
Net income (loss)	$ (742,439)	$ 28,390

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004					2003				
	Common Stock		Additional			Common Stock		Additional		
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Total Equity	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Total Equity
Balances at January 1	6,229,274	$ 53,896	$ 507,265	$ 79,199	$ 640,360	6,229,274	$ 53,896	$ 507,265	$ 50,809	$ 611,970
										0
Additional Paid-in Capital	15,667,760		783,388		783,388					0
Shares issued					0					0
Net income (loss)				(742,439)	(742,439)				28,390	28,390
Balances at December 31	21,897,034	$ 53,896	$ 1,290,653	$ (663,240)	$ 681,309	6,229,274	$ 53,896	$ 507,265	$ 79,199	$ 640,360

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income / (loss)	$ (742,439)	$ 28,390
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	27,091	21,389
(Increase)decrease in assets:		
Deposit with clearing firm	(4,132)	(253)
Accounts receivable	36,787	(3,740)
Commissions receivable	96,375	30,509
Other assets	(54,890)	(83,678)
Increase(decrease) in liabilities:		
Accounts payable	(72,233)	40,615
Loan payable	(10,756)	(11,725)
Accrued payroll	7,644	(6,700)
Accrued tax liability	706	(205)
Total adjustments	26,592	(13,788)
Net cash used for operating activities	(715,847)	14,602
Cash flows applied to investing activities		
Purchase of property and equipment	(56,087)	(34,406)
Cash flows from capital and related financing activities		
Capital stock	783,388	-
Net increase (decrease) in cash	11,454	(19,804)
Cash at beginning of year	467	20,271
Cash at end of year	$ 11,921	$ 467
Additional disclosure of		
Cash expended for interest :	$ 20,923	2,208
Cash expended for income tax:		
California Franchise tax	$ 800	$ 2,598

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - California Fina Group, Inc., DBA Finacorp Securities and Tradebonds.com (the Corporation) was organized under the laws of the State of California on July 13, 1994. The Corporation is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As an introducing broker, the Corporation does not hold customer funds or securities.

California Fina Group, Inc., DBA Finacorp Securities and Tradebonds.com is a full service broker dealer focusing primarily on fixed income securities. The firm has developed several internal systems as well as external websites (www.tradebonds.com, www.finacorp.com) that facilitate the process of trading, sourcing and managing bonds. Its customer base is comprised of institutions located both domestically and offshore, as well as some high net worth individuals.

The Corporation conducts most of its business as an introducing broker on a riskless basis, processing all customer orders through clearing firms. Customers are located nationwide. Corporate headquarters are located in Newport Beach, California with Branch offices in New York, Boston, and Brazil.

Basis of Accounting - The financial statements are presented on the accrual basis of accounting.

Tax Status –The Corporation is a S corporation and pays no federal income taxes and pays California franchise taxes at corporate rates for S corporations. Individual shareholders pay their proportionate share of taxes as reported on corporate income.

Depreciation Method - Office furniture and equipment are valued at cost and are depreciated over their estimated useful lives of five to seven years using the straight line method. The cost of computer equipment is depreciated over an estimated useful life of three years using the straight line method.

COMMISSIONS RECEIVABLE

Receivables from customers consist of commissions due the Corporation. All receivables are current and deemed collectible by management.

CASH AND CASH EQUIVALENTS

The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At this date and during the years ended December 31, 2004 and 2003, funds deposited did not exceed the amount covered by the Federal Deposit Insurance Corporation.

LOANS PAYABLE

Bank of the West loan, with a maturity date of April 2, 2005. Interest is at 3.75 percent per annum over the bank prime rate. The rate as of December 31, 2004 was 7.75 percent and the maximum loan amount was $17,527. The December 31, 2003 balance was $28,335. Payments are $1,165 per month principal and interest. Future loan payments for the years ending December 31 are:

2005	$11,724
2006	$ 5,863

SUBORDINATED BORROWINGS

No subordinated liabilities existed at any time during the years audited.

COMMON STOCK

On May 16, 2000, The Corporation's Board of Directors and Corporate Shareholders approved a 40 to 1 stock split of common stock, effective July, 11, 2000. The current number of authorized shares of common stock is 40,000,000. There are 21,897,034 of no par value stock issued and outstanding as of December 31, 2004.

COMMITMENTS

Office Space – The Corporation leases office space in Newport Beach, California. The term of the lease has been extended to December 31, 2004. As included under Other Assets, a refundable security deposit of $6,781 was paid.

The rent for the period January 1, 2002 to December 31, 2003 was $10,731 per month; from January 1, 2004, to December 31, 2004, the rent is $11,182 per month. The lease is now on a month to month basis and may be terminated upon 30 days written notice.

AGREEMENTS

The company has entered into Registered Representative and OSJ Manager agreements with three individuals located in New York, Boston, and Brazil. The agreement calls for each representative to be considered an employee and to be responsible for the entire cost of maintaining their respective offices. The representatives agree that they have no authority to make contacts on behalf of the company or to hold themselves out to any third parties as having authority to act as an agent of the Corporation. The term of the agreements are for twelve months with an automatic renewal for twelve months unless notification is given by the party no less than thirty days prior to the end of the term. The agreement may be terminated by either party, without cause, upon thirty days written notice.

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

We have audited the accompanying financial statements of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com as of and for the year ended December 31, 2004, and have issued our report thereon dated February 15, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By: 

Newport Beach, California
February 15, 2005

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
Phone: (949) 757-0101 • COACHELLA VALLEY (760) 773-3930 • Fax (949) 757-0151 Email
walterotto@sbcglobal.net

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedules of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (The Corporation) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because The Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by The Corporation in any of the following:

1. Performance of quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; or,

3. Compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of The Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
Phone: (949) 757-0101 • COACHELLA VALLEY (760) 773-3950 • Fax (949) 757-0151 Email walterotto@sbcglobal.net

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISK MANAGEMENT

California Fina Group, Inc. is exposed to various risks of loss related to torts; theft of, damage of, and destruction of assets; errors and omissions, injuries to employees and natural disasters. Commercial insurance is carried to provide for these risks.

NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Corporation must also maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2004, the Corporation had net capital of $41,416 which was $36,416 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 1.7681 to 1.

LITIGATION

Robert L. Herrin et al v. Finacorp Securities, Inc. was settled. The settlement, including terms and conditions, is subject to a confidentiality agreement. The Claimant dismissed this lawsuit on January 7, 2005.

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE I

Net Capital:		
Total stockholders' equity	$	681,310
Deduction of Nonallowable Assets:		
Accounts receivable		(6,439)
Equipment and furniture, net		(164,105)
Research and development		(454,981)
Prepaid expenses and rent deposit		(14,369)
Net capital	$	41,416
Aggregate Indebtedness:		
Accounts payable, loans and accrued expenses	$	75,433
Total aggregate indebtedness	$	75,433
Computation of Basic Net Capital Requirement:		
Minimum net capital required - 6 2/3% of total aggregate indebtedness	$	4,975
Minimum net capital required	$	5,000
Excess net capital	$	36,416
Ratio: Aggregate indebtedness to net capital		1.768 to 1

See accompanying notes and accountants' report

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Corporation's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By:



Newport Beach, California
February 15, 2005

California Fina Group DBA Finacorp Securities
Reconciliation Pursuant to Rule 17a-5(d)(4)

SCHEDULE II

Description	Stated in Part IIA Qrtly 12/31/04	Audited	Difference	Comments
Assets: Cash	11,922	11,921	(1)	Rounding
Assets: Commissions Receivable	6,439	6,439	-	Rounding
Assets: Accumulated Depreciation	78,777	105,869	27,092	Current Depreciation Expense
Assets: Clearing Deposit	100,796	104.928	4,132	Reconciling Items
Assets: Prepaid Expense	-	14,369	14,369	Reconciling Adjustments
			-	
Liabilities: Accounts Payable	23,211	46,898	23,687	Additional Accounts Payable
Liabilities: Loan Payable	17,587	17,587	-	
Computation of Net Capital:				
Total Ownership	78,359	42,216	(36,143)	
Equity	731,318	681,310	(50,008)	
Minimum Net Capital Requiremen	5,000	5,000	-	
Minimum Non-allowable	652,959	639,894	(13,065)	
Net Income	(138,078)	(735,030)	(596,952)	
Statement of Changes in Ownership:				
Equity	731,318	681,310	(50,008)	

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.

Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to California Fina Group, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Schedule III – Computation for Determination of Reserve

CALIFORNIA FINA GROUP, INC.

Schedule IV – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to California Fina Group, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).